

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2010

Mr. Dennis Boyle
Chief Financial Officer
Malvern Federal Bancorp, Inc.
42 E. Lancaster Avenue
Paoli, PA 19301

      RE: **Malvern Federal Bancorp, Inc.**
                Form 10-K for Fiscal Year Ended September 30, 2009
                Form 10-Q for Fiscal Quarter Ended December 31, 209
                File No. 001-34051

Dear Mr. Boyle:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                      Sincerely,

                                      Hugh West
                                      Accounting Branch Chief